Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 goodwinlaw.com +1 212 813 8800

June 19, 2019

VIA EDGAR

Ms. Jennifer Gowetski

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Fundrise Equity REIT, LLC Post-Qualification Amendment on Form 1-A Filed June 5, 2019

File No. 024-10504

Dear Ms. Gorman:

This letter is submitted on behalf of Fundrise Equity REIT, LLC (the “Company”) in response to verbal comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on June 19, 2019 with respect to Post-Qualification Amendment No. 9 to the Company’s Offering Statement on Form 1-A (File No. 024-10504) filed with the Commission on June 5, 2019, relating to the Company’s offering of up to $15,080,719 in common shares (the “Post-Qualification Amendment”). The response provided is based upon information provided to Goodwin Procter LLP by the Company.

For your convenience, the Staff’s verbal comment has been reproduced in italics herein with a response immediately following the comment. Defined terms used herein but not otherwise defined have the meanings given to them in the Post-Qualification Amendment.

Prior Performance Disclosure

1.	We note that you have included on page 2 details of your sponsor’s “attractive risk-adjusted returns,” including those of your sponsor’s Project Dependent Notes. Please revise to provide support for these statements or remove references to these results.

Ms. Jennifer Gowetski

Division of Corporation Finance

June 19, 2019

Response to Comment No. 1

In response to the Staff’s comment, the Company will remove this and all other references to the Project Dependent Note Program throughout the offering circular supplement that the Company will file pursuant to Rule 253(g)(2) of the Securities Act of 1933, as amended.

* * * * *

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ Mark Schonberger

cc:	Via E-mail

Benjamin S. Miller, Chief Executive Officer

Bjorn J. Hall, General Counsel and Secretary

Rise Companies Corp.

Matthew Schoenfeld, Esq.

Farnell Morisset, Esq.

Goodwin Procter LL

2